March 9, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the statements made by Capital Group Core Balanced ETF, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 8 of Form N-CSR of Capital Group Core Balanced ETF dated March 9, 2026. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP Los Angeles, California